UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated October 22, 2014
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye” or “the Company”)
NOTICE OF OPERATING UPDATE FOR THE SEPTEMBER 2014 QUARTER AND FULL
YEAR GUIDANCE
Westonaria 22 October 2014
Sibanye (JSE: SGL & NYSE: SBGL)
wishes to advise shareholders that
it will report an operating update for the September 2014 quarter on
Tuesday, 28 October 2014, rather than on Thursday, 23 October 2014.
The operating update will be released on SENS and on the Company website: www.sibanyegold.co.za at approximately 08:00 (CAT).
Forecast production for the year ending 31 December 2014 remains unchanged at 50,000kg (1.61Moz). Total cash cost is forecast at approximately R295,000/kg (US$850/oz) and All-in cost at R380,000/kg
(US$1,095/oz). These estimates for 2014 are based on an average annual exchange rate of R10.80/US$ and include the Cooke Operations from June 2014.
ENDS
Contact
James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Ltd
FORWARD LOOKING STATEMENTS
Certain statements in this document constitute ‘forward looking statements’ within the meaning of Section 27A of the US Securities
Act of 1933 and Section 21E of the US Securities Exchange Act of
1934.
Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from the future results, performance or achievements expressed or implied by such forward looking
statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in

South Africa and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities;
decreases in the market price of gold and/or uranium; hazards associated with underground and surface gold and uranium mining;
labour shortages and disruptions; availability, terms and deployment of capital or credit; changes in government regulations,
particularly environmental regulations and new legislation affecting mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action;
temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the HIV/AIDS crisis in South Africa.
These forward looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: October 22, 2014
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer